Exhibit 99.1

NQ Mobile Inc. Provides An Update on the FL Mobile Divestment

BEIJING, March 24, 2016 /PRNewswire/ — NQ Mobile Inc. (NYSE: NQ) (“NQ Mobile” or the “Company”), a leading global provider of mobile internet services, today announced an update on the FL Mobile Divestment pursuant to the binding framework agreement announced on August 26, 2015 between the Company and Beijing Jinxin Rongda Investment Management Co. Ltd. (“Beijing Jinxin”), a subsidiary of Tsinghua Holdings Co. Ltd., in connection with the Company’s divestment of the entire stake of FL Mobile Inc., NQ Mobile’s majority owned Cayman Islands subsidiary (the “FL Mobile Divestment”).

As a further arrangement to the FL Mobile Divestment, Dr. Vincent Wenyong Shi, as the chairman of FL Mobile Jiutian Technology Co., Ltd. (“Jiutian”), a consolidated affiliated entity of the Company, has entered into a termination and share purchase agreement with Jiutian and a subsidiary of the Company (the “Agreement”). Pursuant to the Agreement, Dr. Shi will acquire 22% equity interest in FL Mobile by terminating the relevant contractual arrangements and paying the Company a total consideration of RMB880 million (the “Jiutian Transaction”). Dr. Shi will then, as a minority shareholder of Jiutian, participate in the transaction with the Company to complete the FL Mobile Divestment. The Company expects to receive 50% of the total consideration, or RMB440 million, within 60 business days from the date of the Agreement. The remaining 50% of the toatal consideration, or RMB440 million, will be received by the Company upon satisfaction of certain conditions contained in the Agreement and the FL Mobile Divestment.

Dr. Vincent Wenyong Shi is the chairman and chief operating officer of the Company and a related party. The Company’s board of directors and audit committee have approved the Agreement and the Jiutian Transaction.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile internet services. NQ Mobile’s portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +1 469 310 5281

+86 10 6452 2017

Twitter: @NQMobileIR

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